Exhibit 99.1

NEWS RELEASE

ISS CHANGES RECOMMENDATION TO INTEROIL SHAREHOLDERS TO VOTE “FOR” PROPOSAL TO ADOPT NEW BY-LAWS

Port Moresby and Houston, TX, June 19, 2013: InterOil Corporation (NYSE:IOC) (POMSoX:IOC) announced today that, Institutional Shareholder Services (ISS), a leading independent proxy voting advisory service, has changed its previous recommendation and is advising its clients to support Management’s proposal to adopt new by-laws relating to advanced notice provisions.

This amendment to the by-law was filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and is available on InterOil's website (www.interoil.com) as of June 18, 2013. Given this change, the vote recommendation for item #4 Adopt New By-Laws has been revised from an AGAINST to a recommendation FOR.

The proposal is listed as Proposal 4 to be voted on by shareholders at the upcoming annual and special meeting of shareholders to be held on June 24, 2013.

If you have questions about the by-law amendment, or need assistance in voting your shares please call the firm assisting us in the solicitation of proxies:

Okapi Partners LLC

Toll-Free (877) 796-5274

(212) 297-0720

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea. InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

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